Concordia International Corp. Adds European Pharmaceutical Industry Expert to its Board of Directors
Mississauga, Ontario, October 29, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced the election of European pharmaceutical industry expert Maurice Chagnaud to its board of directors, effective November 1, 2018.
“We believe that Maurice’s extensive experience in the European pharmaceutical market will support Concordia’s focus to acquire targeted products and companies in our core and proximate markets, and expand our product portfolio,” said Graeme Duncan, Chief Executive Officer of Concordia. “In addition, Maurice’s election to our board will further strengthen the leadership team, as well as provide robust strategic insight. I very much look forward to working with Maurice, and on behalf of the board, I welcome him to the Company."
Mr. Chagnaud has more than 25 years of experience in the pharmaceutical sector including senior and leadership roles at Merck KgAa, Merck Generics, Teva, Lupin and Polpharma.

Geographically, he has extensive experience working in France, Italy, Germany, Central and Eastern Europe, Russia and the Commonwealth of Independent States, where he managed the commercial activities of generic, OTC and speciality product portfolios.
Going forward, Concordia intends to build upon its current capabilities and global footprint across more than 90 countries, with a particular focus on both organic and inorganic growth in Europe.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to the election of Maurice Chagnaud to the board of directors, Mr. Chagnaud’s experience supporting Concordia’s focus to acquire targeted products and companies in its core and proximate markets, Mr. Chagnaud’s election strengthening Concordia’s leadership team, Mr. Chagnaud providing robust strategic insight, Concordia’s intention to build upon its current capabilities and global footprint across more than ninety countries, with a particular focus on both organic and inorganic growth in Europe, Concordia acquiring targeted products and companies in its core and proximate markets, including the expansion of its portfolio of products, and Concordia becoming a leader in European specialty, off-patent medicines. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with Mr. Chagnaud’s election, the inability of Mr. Chagnaud to strengthen the leadership team or provide robust strategic insight, the experience of Mr. Chagnaud not supporting Concordia’s focus to acquire targeted products and companies in its core and proximate markets, the inability of Concordia to build upon its current capabilities and global footprint, the inability of Concordia to become a leader in European specialty, off-patent medicine, risks associated with developing new product indications, the inability to grow organically or inorganically, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia.  Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For further information, please contact:
Adam Peeler, on behalf of:
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com